Mail Stop 4561

      September 15, 2005



Mr. Winston Johnson
Chief Executive Officer and Chief Financial Officer
Winsonic Digital Media Group, Ltd.
260 Peachtree Street, Suite 2200
Atlanta, GA  30303

Re:	Winsonic Digital Media Group, Ltd.
Form 10-KSB for the fiscal year ended December 31, 2004
      Filed August 29, 2005
      File No. 0-32231

Dear Mr. Johnson:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB for the fiscal year ended December 31, 2004

Item 8A. Controls and Procedures, page 26
1. Please help us understand, in sufficient detail, the factors that you considered in determining that your disclosure controls and procedures were effective in light of the errors that were identified in 2004 which resulted in restatements to the 2003 financial statements.

Financial Statements

Report of Independent Registered Public Accounting Firm

De Joya & Company
2. Please advise us whether your accountants have relied on the work of other auditors with respect to the related statements of operations, stockholders` deficit, and cash flows for the period from
September 10, 2002 (inception) through December 31, 2004. If so, please tell us what procedures were performed by your accountants in order to rely on the work of other auditors and how they have considered the guidance at AICPA Auditing Standards Section 543 Part of Audit Performed by Other Independent Auditors.

Organization and Purpose, page F-7
3. We note that you have indicated that the historical financial statements of the registrant should include the results of Winsonic
Acquisition Sub, Inc. prior to the reorganization that resulted from the reverse acquisition. From your statement of stockholders` deficit, it appears to us that the historical financial statements go back to September 10, 2002 which appears to be the inception date (or date of incorporation) for Winsonic Acquisition Sub, Inc. The reorganization appears to be a change in capital structure that requires retroactive effect. Please tell us whether you considered
SAB Topic 4C in retroactively recasting shares outstanding for stockholders` equity and earnings per share purposes.


Convertible Debentures, pages F-17 to F-18
4. It is unclear from your disclosure whether you have allocated any of the debt proceeds to the detachable warrants under APB 14. Please tell us how you considered the guidance in Issue 1 of EITF 00-27 in allocating the proceeds to the warrants, debt, and conversion feature. Please summarize how you calculated the allocation in your response.
5. Please clarify for us why the term of the convertible debt has been determined to be three years when you have disclosed on page F-
17 that the notes are due the earlier of December 15, 2005 or upon the occurrence of certain events.

Exhibit 31.1
6. We note that there is no signature on Exhibit 31.1. Please amend your filing to include a signature in accordance with Rule 302 of Regulation S-T. Additionally, please apply this comment to Exhibit
32.1 and the signatures section of Form 10-KSB.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.


								Sincerely,



      Steven Jacobs
      Branch Chief



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Mr. Winston Johnson
Winsonic Digital Media Group, Ltd.
September 15, 2005
Page 4